EXHIBIT 99.3

CORPORATE GOVERNANCE

National Policy 58-101 Disclosure of Corporate Governance Practices of the Canadian securities administrators requires the Corporation to annually disclose certain information regarding its corporate governance practices. That information is disclosed below.

Board of Directors

The Board has responsibility for the stewardship of the Corporation including responsibility for strategic planning, identification of the principal risks of the Corporation’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Corporation’s internal control and management information systems.

The Board sets long term goals and objectives for the Corporation and formulates the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation. The Board delegates the responsibility for managing the day-to-day affairs of the Corporation to senior management but retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Corporation and its business. The Board is responsible for protecting shareholders’ interests and ensuring that the incentives of the shareholders and of management are aligned.

As part of its ongoing review of business operations, the Board reviews, as frequently as required, the principal risks inherent in the Corporation’s business including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and in its capacity as the Audit Committee, the Board also assesses the integrity of internal control over financial reporting and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve any material dispositions, acquisitions and investments outside the ordinary course of business, long-term strategy, and organizational development plans. Management of the Corporation is authorized to act without Board approval, on all ordinary course matters relating to the Corporation’s business.

The Board also monitors the Corporation’s compliance with timely disclosure obligations and reviews material disclosure documents prior to distribution.

The Board is responsible for selecting the President and appointment senior management and for monitoring their performance.

The Board currently consists of a single member, Robert Gardner. Mr. Gardner is not considered an independent director because he also serves as the Corporation’s President and CEO and is its principal stockholder.

Directorships

Mr. Gardner, our sole director, is also a director of Laredo Resources Corp., a reporting issuer under United States securities laws.

Orientation and Continuing Education

The Board does not currently have any formal procedures in place to provide for the orientation or continuing education of its directors.

Ethical Business Conduct

The Board does not currently have a written Code of Conduct or Ethics for its directors, though it may adopt such a formal written policy if it expands beyond its current sole member, Robert Gardner.

The Board must also comply with the conflict of interest provisions of Section 141(a) and Section 102(b)(7) of the Delaware General Corporation Law to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or Executive Officer has a material interest.

Nomination of Directors

Our Board of Directors does not maintain a nominating committee. As a result, no written charter governs the director nomination process. Our size and the size of our Board, at this time, do not require a separate nominating committee.

When evaluating director nominees, our directors consider the following factors:

  The appropriate size of our Board of Directors;
  Our needs with respect to the particular talents and experience of our directors;
  The knowledge, skills and experience of nominees, including experience in finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Board;
  Experience in corporate and political affairs;
  Experience with accounting rules and practices; and
  The desire to balance the benefit of continuity with the periodic injection of the fresh perspective provided by new Board members.

Our goal is to assemble a Board that brings together a variety of perspectives and skills derived from high quality business and professional experience. In doing so, the Board will also consider candidates with appropriate non-business backgrounds.

Other than the foregoing, there are no stated minimum criteria for director nominees, although the Board may also consider such other factors as it may deem are in our best interests as well as our stockholders. In addition, the Board identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination. If any member of the Board does not wish to continue in service or if the Board decides not to re-nominate a member for re-election, the Board then identifies the desired skills and experience of a new nominee in light of the criteria above. Current members of the Board are polled for suggestions as to individuals meeting the criteria described above. The Board may also engage in research to identify qualified individuals. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right in the future to retain a third party search firm, if necessary. The Board does not typically consider shareholder nominees because it believes that its current nomination process is sufficient to identify directors who serve our best interests.

Compensation

The Board does not have any formal procedures for determining the compensation of the directors or the CEO at this time.

Other Board Committees

The Board does not have any separately-designated standing committees, as it currently consists of a single member, Robert Gardner.

Assessments

The Board has not, as yet, adopted any formal procedures for regularly assessing the effectiveness of the Board, its Committees or individual directors with respect to their effectiveness and contributions.